UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Marti, Walt N
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  12/31/99    N (1)    394.00        A  $19.2313     3,534.00       D  Direct
Common Stock                                  12/31/99    N (1)    225.00        A  $19.2313     975.00         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$5.1375                                                                    11/16/95     03/01/04
 buy)
Employee Stock Option (right to$6.2925                                                                    11/16/95     09/01/02
 buy)
Non-Qualified Stock Option     $13.6250                                                                   04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $30.6250                                                                   09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $13.6250                                                                   04/22/99     04/22/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to          Common Stock                   4,000.00                  4,000.00      D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   700.00                    700.00        D   Direct
 buy)
Non-Qualified Stock Option               Common Stock                   15,000.00                 15,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,000.00                  4,000.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   500.00                    500.00        I   by Spouse
(right to buy)

Explanation of Responses:

(1)
Purchase under Section 423 Plan.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-in-Fact
    For: Walt N. Marti
DATE January 7, 2000